At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong International Equity Funds, Inc. on behalf of:

                                                  For            Against
     Strong Foreign Major Markets Fund        315,432.852       2,172.402
     Strong International Stock Fund         4,094,132.115     350,799.329
     Strong Overseas Fund                    1,150,346.917     112,027.676

                                               Abstain       Broker non-votes
     Strong Foreign Major Markets Fund         306.238          22,802.000
     Strong International Stock Fund         92,933.369        733,489.000
     Strong Overseas Fund                    18,198.015        328,328.000